UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 12b-25
NOTIFICATION OF LATE FILING
Commission File Number 001-13610

(Check One):
☐ Form 10-K and Form 10-KSB	☐ Form 11-K
☐ Form 20-F	☒ Form 10-Q and Form 10-QSB	☐ Form N-SAR
For Period Ended: March 31, 2006
☐   Transition Report on Form 10-K and Form 10-KSB
☐   Transition Report on Form 20-F
☐   Transition Report on Form 11-K
☐   Transition Report on Form 10-Q and Form 10-QSB
☐   Transition Report on Form N-SAR

For the Transition Period Ended:

     Read Attached Instruction Sheet Before Preparing Form. Please Print or Type.
     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
     If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I
REGISTRANT INFORMATION

Full name of registrant	PMC Commercial Trust

Former name if applicable

Address of principal executive office (Street and number)	17950 Preston Road, Suite 600

City, state and zip code	Dallas, TX 75252

PART II
RULES 12b-25(b) AND (c)
     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, 10-KSB, Form 20-F, 11-K, Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.
PART III
NARRATIVE
     State below in reasonable detail the reasons why Forms 10-K, 10-KSB, 11-K, 20-F, 10-Q, 10-QSB, N-SAR or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach extra sheets if needed.)
     On January 13, 2006, PMC Commercial Trust (“PCC”) received rejection notices on the remaining 12 individual property leases between PCC and Arlington Inns, Inc. (“AII”), a subsidiary of Arlington Hospitality, Inc. (“AHI”). As a result of the rejection of the leases, PCC has now taken possession of the hotel properties and is operating the properties through third-party management companies. Subsequent to taking possession of the hotel properties, PCC sold five of these properties and at March 31, 2006, seven owned properties were operated through third-party management companies.
     Additional time is necessary to fully review and evaluate the financial information relating to property operation accounting data provided to us by third-party management companies to be included in our consolidated financial statements.
     These properties were the subject of a sale and leaseback transaction commencing in 1998 in which PCC purchased the properties from AHI and then leased the properties back to AII. AHI filed a voluntary petition for relief under Chapter 11 of the United States Bankruptcy Code on August 31, 2005. AHI is the guarantor for obligations due from our tenant, AII, which filed a voluntary petition for relief under Chapter 11 of the United States Bankruptcy Code on June 22, 2005.
12b25-1

PART IV
OTHER INFORMATION
     (1) Name and telephone number of person to contact in regard to this notification.

Barry N. Berlin	972	349-3200

(Name)	(Area Code)	(Telephone Number)
     (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter) period that the registrant was required to file such reports) been filed? If answer is no, identify report(s).
☒   Yes         No
     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
☐   Yes     ☒    No
     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.
PMC Commercial Trust

(Name of Registrant as Specified in Charter)
     Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: May 10, 2006	By: /s/ Barry N. Berlin

Instruction: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.
ATTENTION
     Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).
GENERAL INSTRUCTIONS
1.	This form is required by Rule 12b-25 of the General Rules and Regulations under the Securities Exchange Act of 1934.

2.	One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3.	A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4.	Amendments to the notifications must also be filed on form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5.	Electronic Filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T.

12B25-2